SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

EMPIRE RESOURCES, INC.
(Name of Subject Company (Issuer and Offeror))

Common Stock, $0.01 Par Value
(Title of Class of Securities)

29206E100
(CUSIP Number of Class of Securities)

Nathan Kahn
President and Chief Executive Officer
One Parker Plaza
Fort Lee, New Jersey 07024
(201) 944-2200

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies To:
Frank J. Lopez
Proskauer Rose, LLP
Eleven Times Square
New York, New York 10036
Tel. (212) 969-3000
Fax (212) 969-2900

CALCULATION OF FILING FEE:

Transaction Valuation(1)	Amount of Filing Fee(2)

$3,000,000	$343.80

(1) The transaction value is estimated only for purposes of calculating the filing fee. The transaction value was calculated assuming that 1,000,000 outstanding shares of common stock, par value $0.01 per share, will be purchased at the tender offer price of $3.50 per share.

(2) The amount of the filing fee, calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $114.60 per $1,000,000 of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $343.80

Form or Registration No.: 005-48853

Filing Party: Empire Resources, Inc.

Date Filed: June 4, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

          This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with the Securities and Exchange Commission on June 4, 2012, as amended by that Amendment No. 1 to Schedule TO filed on June 15, 2012 and Amendment No. 2 to Schedule TO filed on June 22, 2012 (as amended, the “Schedule TO”), by Empire Resources, Inc. (the “Company”), in connection with the Company’s offer (the “Offer”) to purchase up to 1,000,000 shares of its common stock, $0.01 par value per share, at a purchase price of $3.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated June 4, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which were previously filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO. The Schedule TO and this Amendment are intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Exchange Act.

          All of the information contained in the Offer to Purchase and the related Letter of Transmittal is hereby expressly incorporated herein by reference in response to all of the items of this Amendment, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

          The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 11. ADDITIONAL INFORMATION

          “Item 11. Additional Information” to the Schedule TO is hereby amended and supplemented by adding the following information to the end thereof:

          “On July 2, 2012, the Company issued a press release announcing the preliminary results of the Offer, which expired at 12:00 midnight, New York City time, on June 29, 2012. A copy of such press release is filed as Exhibit (a)(5)(C) to this Schedule TO and is incorporated herein by reference.”

Item 12. EXHIBITS

          “Item 12. Exhibits” to the Schedule TO is hereby amended and supplemented by adding the following exhibit to the exhibit index:

          “(a) (5) (C) Press Release dated July 2, 2012, announcing preliminary results of the tender offer.”

SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMPIRE RESOURCES, INC.

	By:	/s/ Nathan Kahn

Name: Nathan Kahn
Title: President and Chief Executive Officer

Date: July 2, 2012

Exhibit Index

(a) (1) (A)	Offer to Purchase for Cash, dated June 4, 2012.*

(a) (1) (B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a) (1) (C)	Notice of Guaranteed Delivery.*

(a) (1) (D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.*

(a) (1) (E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.*

(a) (1) (F)	Form of letter to stockholders.*

(a) (5) (A)	Press Release dated June 4, 2012, announcing commencement of the tender offer.*

(a) (5) (B)	Press Release dated June 21, 2012, announcing future dividend payment.*

(a) (5) (C)	Press Release dated July 2, 2012, announcing preliminary results of the tender offer.

(a)	Not applicable.

(d)(1)

Form of Convertible Notes Purchase Agreement, dated June 3, 2011, by and among Empire Resources, Inc. and the purchasers listed on the signature pages thereto (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-1 (File No. 333-179245), filed on January 30, 2012).

(d)(2)

Amendment No. 1 to Convertible Notes Purchase Agreement, dated March 29, 2012 (incorporated by reference to Exhibit 4.2 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-179245), filed on April 6, 2012).

(d)(3)

Employment and Non-Competition Agreement, dated September 15, 1999, by and between Empire Resources, Inc. and Nathan Kahn (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1 (File No. 333-179245), filed on January 30, 2012).

(d)(4)

Amendment No. 1 to Employment and Non-Competition Agreement, dated July 19, 2002, by and between Empire Resources, Inc. and Nathan Kahn (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1 (File No. 333-179245), filed on January 30, 2012).

(d)(5)

Employment and Non-Competition Agreement, dated September 15, 1999, by and between Empire Resources, Inc. and Sandra Kahn (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1 (File No. 333-179245), filed on January 30, 2012).

(d)(6)

Employment and Non-Competition Agreement, dated September 15, 1999, by and between Empire Resources, Inc. and Harvey Wrubel (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1 (File No. 333-179245), filed on January 30, 2012).

(d)(7)	1996 Stock Option Plan (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1 (File No. 333-179245), filed on January 30, 2012).

(d)(8)	2006 Stock Option Plan (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form S-1 (File No. 333-179245), filed on January 30, 2012).

(d)(9)

Form of Option Grant under the Empire Resources, Inc. 2006 Stock Option Plan (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-1 (File No. 333-179245), filed on January 30, 2012).

(g)	None.

(h)	Not applicable.

*	Previously filed